Spartan Capital Securities, LLC

45 Broadway, 19th Floor

New York, NY 10002

June 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Lytus Technologies Holdings PTV. Ltd.
Post-Effective Amendment No. 3 to Registration Statement on Form F-1 File No. 333-254943

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Spartan Capital Securities, LLC, as representative of the several underwriters, hereby joins Lytus Technologies Holdings PTV. Ltd. in requesting that the Securities and Exchange Commission take appropriate action to accelerate the effective date of the above-referenced post-effective amendment to registration statement on Form F-1, as amended, so as to become effective on Tuesday, June 14, 2022, at 4:00 PM Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as it appears to be reasonable to secure adequate distribution.

Very truly yours,

Spartan Capital Securities LLC
As the representative of the several underwriters

/s/ Jason Diamond
Jason Diamond
Head of Investment Banking